UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On April 7, 2026, Polyrizon Ltd. (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of 87,777 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) and 190,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 190,000 Ordinary Shares, in a registered direct offering (the “Registered Direct Offering”). The Pre-Funded Warrants will be exercisable upon issuance at an exercise price of $0.00001 per Ordinary Share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Pre-Funded Warrants may be exercised on a cashless basis.

In a concurrent private placement (the “Private Placement” and together with the Registered Direct Offering, the “Offerings”), the Company also agreed to issue to the same investors a total of 111,111 Pre-Funded Warrants (the “PIPE Pre-Funded Warrants”) to purchase up to 111,111 Ordinary Shares and 388,888 warrants to purchase up to 388,888 Ordinary Shares (the “Ordinary Share Warrants”). The PIPE Pre-Funded Warrants will be exercisable immediately (subject to registration) at an exercise price of $0.00001 per Ordinary Share, subject to adjustment as set forth therein, and will not expire until exercised in full. The PIPE Pre-Funded Warrants may be exercised on a cashless basis. The Ordinary Share Warrants will be exercisable upon issuance at an exercise price of $9.00 per Ordinary Share and will have a 5-year term from the issuance date.

A holder of the Pre-Funded Warrants and the PIPE Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants or PIPE Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The Offerings are expected to close on or about April 8, 2026, subject to the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company are expected to be approximately $3.5 million. The Company expects to use the net proceeds from the Offering, together with its existing cash, for general corporate purposes and working capital.

The Securities Purchase Agreement also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, pursuant to the Securities Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of ninety (90) days following the later of (i) the closing of the Offerings or (ii) the effectiveness of the resale registration statement.

In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchasers on April 7, 2026 (the “Registration Rights Agreement”), pursuant to which the Company is required to file a registration statement covering the resale of the Ordinary Shares underlying the PIPE Pre-Funded Warrants and the Ordinary Share Warrants within 15 calendar days of the closing of the Private Placement.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Aegis Capital Corp., as sole placement agent (the “Placement Agent”), dated April 7, 2026, pursuant to which the Placement Agent agreed to serve as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 8.0% of the gross proceeds received in the Offering and $75,000 for reasonable legal fees and disbursements for the Placement Agent’s counsel.

The securities described above and to be issued in the Registered Direct Offering are being issued pursuant to a prospectus supplement dated as of April 8, 2026, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-291368) (the “Registration Statement”), which became effective on December 3, 2025, and the base prospectus dated as of December 3, 2025 contained in such Registration Statement. The securities offered in the concurrent Private Placement are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder, and they are not being offered pursuant to the shelf registration statement. This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Securities Purchase Agreement, Registration Rights Agreement, Pre-Funded Warrant, Placement Agent Agreement, PIPE Pre-Funded Warrant and Ordinary Share Warrant are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

Copies of the opinions of Meitar | Law Offices and Greenberg Traurig, P.A. relating to the securities issued in the Registered Direct Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the Offering in a press release issued on April 7, 2026, which is attached hereto as Exhibit 99.1 and incorporated herein.

This Report, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offerings are expected to close on or about April 8, 2026. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the Offerings may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar | Law Offices, Israeli counsel to the Company
5.2	Opinion of Greenberg Traurig, P.A., U.S. counsel to the Company
10.1	Form of Securities Purchase Agreement
10.2	Registration Rights Agreement
10.3	Form of Pre-Funded Warrant
10.4	Form of Placement Agent Agreement
10.5	Form of PIPE Pre-Funded Warrant
10.6	Form of Ordinary Share Warrant
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
23.2	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.2)
99.1	Press Release titled: “Polyrizon Ltd. Announces $3.5 Million Registered Direct Offering and Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: April 8, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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